                    SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
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                                 SCHEDULE 14D1/A

                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)

                  WNC California Housing Tax Credits III, L.P.
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                       (Name of Subject Company [Issuer])

                        Everest Tax Credit Investors, LLC
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                                    (Bidder)

                     Units of Limited Partnership Interests
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                         (Title of Class of Securities)

                                      None
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                      (CUSIP Number of Class of Securities)

                              Christopher K. Davis
                           Everest Properties II, LLC
                        199 S. Los Robles Ave., Suite 440
                               Pasadena, CA 91101
                            Telephone (800) 611-4613
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                  (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications on Behalf of Bidder)

                            CALCULATION OF FILING FEE
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Transaction Valuation:  $899,500(1)               Amount of Filing Fee:  $179.90

     (1) Calculated as the product of the number of Units on which the Offer is made and the gross cash price per Unit.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:  $179.90 Filing party: Everest Tax Credit Investors, LLC

Form or registration no.: SC14D-1       Date filed:  May 12, 1998

                                                       Schedule 14D-1

CUSIP No : None

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1. NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
   Everest Tax Credit Investors, LLC
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2. CHECK THE APPROPRIATE BOX IF A MEMBER (a) [ ]
   OF A GROUP* (b) [ ]
   Not Applicable
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3. SEC USE ONLY

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4. SOURCE OF FUNDS*
   AF
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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) OR 2(f) [ ]
   Not Applicable
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6. CITIZENSHIP OR PLACE OF ORGANIZATION
   California
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7. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   None
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8. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES [ ]
   CERTAIN SHARES
   Not Applicable
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9. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
   Not Applicable
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10. TYPE OF REPORTING PERSON*
    OO
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                        AMENDMENT NO. 1 TO SCHEDULE 14D-1

     This Amendment No. 1 amends the Tender Offer Statement on Schedule 14D-1 filed by Everest Tax Credit Investors, LLC, a California limited liability company (the "Purchaser") with the Securities and Exchange Commission on May 12, 1998, relating to the Purchaser's offer to purchase up to 1,799 units of limited partnership interests ("Units") in WNC California Housing Tax Credits III, L.P. (the "Partnership") upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 12, 1998, and the related Agreement of Transfer and Letter of Transmittal. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase. The Offer is hereby amended to include the information below.


ITEM 3.    PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (b) On or about May 27, 1998, the Purchaser contacted representatives of the Partnership to ask for information supporting the Partnership's statements in its Schedule 14D-9 dated May 27, 1998, regarding the most recent sale of Units on the secondary market, in particular, the date of the transaction described. The Purchaser was advised that the General Partner would not disclose further details regarding the transaction. Also, in response to the Partnership's statements in its
          Schedule 14D-9 dated May 27, 1998, the Purchaser has advised representatives of the Partnership that the Purchaser's tax counsel, a nationally recognized law firm, will provide the Partnership with a legal opinion that Everest believes is adequate such that the Partnership will have no legal reason to limit the number of Units that the Purchaser may purchase in the Offer.

ITEM 4.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) Effective May 27, 1998, the Option Agreement was terminated in its entirety by mutual agreement of the parties.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

           Effective May 27, 1998, the Option Agreement was terminated in its entirety by mutual agreement of the parties.

ITEM 10.   ADDITIONAL INFORMATION.

     (f) Reference is hereby made to the information set forth in the Letter to the Holders of Units, dated June 4, 1998 , a copy of which is filed as
          Exhibit 11(a)(4), which is incorporated herein by reference.

ITEM 11.   MATERIAL TO BE FILED AS EXHIBITS.

           11(a)(4) Letter to the Holders of Units, dated June 4, 1998.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 3, 1998


                                     EVEREST TAX CREDIT INVESTORS, LLC
                                     By: EVEREST PROPERTIES II, LLC,
                                         Manager

                                     By:   /s/ David I. Lesser
                                           David I. Lesser
                                           Executive Vice President

                                  EXHIBIT INDEX

Exhibit No.    Description
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11(a)(4)       Letter to the  Holders  of Units,  dated June 4,  1998.